Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the six months ended June 30, 2012 as follows:

  FINANCIAL HIGHLIGHTS

•	Net revenues for the six months ended June 30, 2012 were US$1.97 billion, an increase of US$198.8 million, or 11.3%, as compared with US$1.77 billion for the six months ended June 30, 2011.

•	Net income attributable to Melco Crown Entertainment was US$204.4 million for the six months ended June 30, 2012, as compared with net income of US$73.8 million for the six months ended June 30, 2011.

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Basic net income per share attributable to Melco Crown Entertainment was US$0.124 for the six months ended June 30, 2012, as compared to basic net income per share of US$0.046 for the six months ended June 30, 2011.

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Adjusted EBITDA for the six months ended June 30, 2012 was US$446.4 million, representing an increase of US$108.8 million, or 32.2%, as compared to US$337.6 million for the six months ended June 30, 2011.

Unless otherwise defined herein, terms used in this announcement shall have the meanings ascribed to them in our 2011 annual report dated April 19, 2012.

MARKET OVERVIEW AND KEY HIGHLIGHTS

Macau Market

In the first six months of 2012, market-wide gross gaming revenues in Macau grew by 19.8% over the comparable period of 2011, primarily driven by the strength of the mass market table games segment which grew at 35.7% over this same period. The rolling chip segment continues to contribute the majority of gross gaming revenues in Macau, with 71% of the total during the first six months of 2012, with mass market table games and gaming machine segments contributing 25% and 4% over the same period, respectively.

Despite challenges in the global economy, Macau continues to deliver meaningful growth, particularly in the mass market table games segment. We remain confident in the future of Macau and believe our outlook is well supported by the long term growth, and increasing consumerism, in its core feeder market, China, as well as a progressive and stable regulatory environment. Moreover, the exciting infrastructure and development blueprint for Macau and the broader region, including the Intercity Mass Rapid Transit rail network in China, Hong Kong-Zhuhai-Macau Bridge, the permanent ferry terminal in Taipa, Hengqin Island development and the Macau Light Rail, provide further support in making Macau the leading leisure and tourism destination in Asia.

Visitors to Macau increased modestly, growing 2.5% in the first six months of 2012, compared to the same period of 2011. During this same period, visitors from China increased 8.5%, highlighting the importance of China in driving overall visitation levels. China accounted for approximately 60% of all visitors to Macau in the first six months of 2012, while visitors from Hong Kong and Taiwan contributed 26% and 4%, respectively.

Studio City

In July 2012, an amendment to the Studio City land grant was published in the Macau Official Gazette and we received the permit to restart construction from the Macau Government, enabling us to move forward with the development of Studio City, a large-scale integrated entertainment, retail and gaming resort which will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China.

In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the increasingly important mass market segments.

City of Dreams

Opening of Hard Rock Cafe: In February 2012, we opened the first Hard Rock Cafe in Macau, bringing an exciting and differentiated entertainment and food and beverage offering to the market.

City of Dreams, Signature Club: During the second quarter of 2012, we opened our new premium mass gaming area at City of Dreams, located in the lobby of Grand Hyatt Macau, delivering to our key customers a customized and luxurious gaming experience, solidifying our dominance in this key segment and setting a new standard for premium mass gaming in Macau.

Taboo show: In July 2012, City of Dreams delivered another unique entertainment offering to Macau, with a limited-run, cabaret style show at Club Cubic. This Franco Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options available to visitors to Macau.

Philippines Development

In July 2012, we, through our wholly-owned subsidiary, entered in to a memorandum of agreement with certain Philippine parties for the development and operation of a casino, hotel, retail and entertainment resort in Manila, which will further diversify our exposure in the expanding Asian gaming market and deliver an incremental source of earnings and cashflow. Please refer to our announcement dated July 5, 2012 for further details.

Our share of contribution towards the cost of this project up to the time of opening is estimated to be approximately US$580 million, consisting of funds primarily for capital expenditures, working capital for initial opening, pre-funded interest, and other pre-opening expenses, contributed by a combination of cash, Group cash flows and debt financing. It is expected that a loan facility of approximately US$320 million may be made available to us to partially finance the project. Further details on this project will be made available when the terms and conditions of the definitive agreements with our counterparties in the Philippines are finalized.

BUSINESS OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

We currently focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2011, Macau generated approximately US$33.4 billion of gaming revenues, according to the DICJ, representing a 42% increase from that generated in 2010. In addition, Macau is currently the only market in Greater China, and one of only several in

Asia, to offer legalized casino gaming.

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in December 2011.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams targets the premium mass gaming market and VIP players from regional markets across Asia. City of Dreams currently features a casino area of approximately 420,000 square feet with approximately 440 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

Our Company continues to evaluate the next phase of our development plan at City of Dreams. Subject to government approvals, we currently expect the next phase of development to include a luxury hotel and anticipate that we will finance this phase separately from the rest of City of Dreams.

Altira Macau

Altira Macau opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters, as well as mass gaming customers.

Altira Macau currently features a casino area of approximately 173,000 square feet with approximately 180 gaming tables. Our multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons.

The 38-storey hotel comprises approximately 200 guest rooms and has a number of non-gaming entertainment venues, including restaurants, several bars, a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Mocha Clubs

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star, four-star and five-star hotels. Mocha Clubs first opened in September 2003 and have grown to ten Mocha Clubs with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. Mocha Clubs currently have more than approximately 2,100 gaming machines in operation. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting.

Studio City

We are currently developing Studio City to be a large-scale integrated entertainment, retail and gaming resort. It has a completion schedule of 36 months after commencement of construction and is currently expected to open around mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination themeing, unique and innovative interactive attractions, and strong Asian focus.

The Studio City site is located on a plot of land in Cotai, Macau of 130,789 square meters (approximately 1.4 million square feet) and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. The location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage, in our view.

Studio City has an approved gross floor area (“GFA”) of 707,078 square meters, approximately 7.6 million square feet. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately US$1.9 billion, however this cost estimate may be revised depending on a range of variables, including receipt of all necessary government approvals, the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. We are currently working through the financing plans in relation to Studio City, which are anticipated to include a bank loan and other forms of debt financing.

On July 25, 2012, an amendment was published in the Macau Official Gazette to the Studio City land concession contract, entered into between the Macau SAR and Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of our Company (“Land Concession Contract”). In accordance with the Land Concession Contract, which was originally published in the Macau Official Gazette on October 17, 2001, Studio City Developments will lease the Studio City land for 25 years from such date with the right to successively renew the Land Concession Contract for additional periods, subject to applicable legislation.

On July 25, 2012, Studio City Developments was granted a permit to enable the recommencement of construction work on site.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Financial Results

For the six months ended June 30, 2012, our total net revenues were US$1.97 billion, an increase of 11.3% from US$1.77 billion of net revenues for the six months ended June 30, 2011. Net income attributable to Melco Crown Entertainment for the six months ended June 30, 2012 was US$204.4 million, as compared to net income of US$73.8 million for the six months ended June 30, 2011. Our improvement in profitability was primarily attributable to the substantial increase in mass table games and gaming machine revenues together with strict cost control focus, partially offset by lower group-wide rolling chip revenue.

	Six Months Ended June 30,
	2012	2011
	(in thousands of US$)
Net revenues	$1,965,370	$1,766,542
Total operating costs and expenses	(1,719,593)	(1,602,740)
Operating income	245,777	163,802
Net income attributable to Melco Crown Entertainment	$204,353	$73,808

Our results of operations for the periods presented are not comparable given our acquisition of 60% equity interest in SCI, the developer of Studio City on July 27, 2011.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

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the growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of central and local governments to improve and develop infrastructure both within, and connecting to, Macau;

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the current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of central and local governments;

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the competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

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our casino mix in terms of the different mix of table and machine games and customer playing habits, such as the mix between rolling chip and mass market table game segments, as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships; and

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our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. Gaming promoter is an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator. For the six months ended June 30, 2012 and 2011, approximately 53.8% and 61.6% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the six months ended June 30, 2012, our top five customers and the largest customer were gaming promoters and accounted for approximately 22.6% and 6.2% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$148.0 million, and US$154.1 million for the six months ended June 30, 2012 and 2011, respectively.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle (volume): the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 24% to 28%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 5% to 6%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

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Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

Revenues

Our total net revenues for the six months ended June 30, 2012 were US$1.97 billion, an increase of US$198.8 million, or 11.3%, from US$1.77 billion for the six months ended June 30, 2011. The increase in total net revenues was primarily driven by substantially improved group-wide mass table games and gaming machines revenues, partially offset by lower group-wide rolling chip revenue.

Our total net revenues for the six months ended June 30, 2012 comprised of US$1.90 billion of casino revenues, representing 96.5% of our total net revenues, and US$68.5 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30, 2011 comprised of US$1.69 billion of casino revenues, representing 95.8% of our total net revenues, and US$74.2 million of net non-casino revenues.

Casino. Casino revenues for the six months ended June 30, 2012 were US$1.90 billion, representing a US$204.5 million, or 12.1%, increase from casino revenues of US$1.69 billion for the six months ended June 30, 2011, primarily due to an increase in casino revenues at City of Dreams of US$298.9 million, or 28.7%, which was partially offset by a decrease in casino revenues at Altira Macau of US$107.6 million, or 18.9%. This increase was primarily attributable to a substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass table games hold percentage together with increased mass market table games drop. Our mass table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30, 2012 was US$21.1 billion, representing a decrease of US$4.9 billion, or 18.7%, from US$25.9 billion for the six months ended June 30, 2011. Altira Macau’s rolling chip volumes were impacted by the recent slow-down in the market-wide rolling chip segment as well as various group-wide table efficiency initiatives which, among other things, resulted in a reduction in the number of rolling chip gaming tables in operation in Altira Macau during the six months ended June 30, 2012 when compared to the same period in 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.91% for the six months ended June 30, 2012, within our expected level of 2.7% to 3.0%, and decreased slightly from 2.96% for the six months ended June 30, 2011. In the mass market table games segment, mass market table games drop was US$289.5 million for the six months ended June 30, 2012, representing an increase of 0.8% from US$287.3 million for the six months ended June 30, 2011. The mass market table games hold percentage was 17.4% for the six months ended June 30, 2012, which is slightly higher than our expected range for that period of 15% to 17% and represented a slight increase from 16.7% for the six months ended June 30, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the six months ended June 30, 2012 of US$38.3 billion increased US$198.2 million, or 0.5%, from US$38.1 billion for the six months ended June 30, 2011. The rolling chip win rate (calculated before discounts and commissions) was 3.0% for the six months ended June 30, 2012, in-line with our expected range of 2.7% to 3.0%, and reflected an improvement from 2.69% for the six months ended June 30, 2011. In the mass market table games segment, mass market table games drop was US$1,687.8 million for the six months ended June 30, 2012, which represented an increase of US$290.3 million, or 20.8%, from US$1,397.5 million for the six months ended June 30, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 28.9% in the six months ended June 30, 2012, which is within our expected range for that period of 25.0% to 30.0% and demonstrated a significant increase from 23.1% for the six months ended June 30, 2011. Average net win per gaming machine per day was US$320 for the six months ended June 30, 2012, an increase of US$34, or 11.9%, from US$286 for the six months ended June 30, 2011.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2012 was US$187, a decrease of approximately US$42, or 18.3%, from US$229 for the six months ended June 30, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012. The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 during the six months ended June 30, 2012, compared to approximately 1,600 in the comparable period in 2011.

Rooms. Room revenues for the six months ended June 30, 2012 were US$57.5 million, representing a US$8.1 million, or 16.5%, increase from room revenues of US$49.3 million for the six months ended June 30, 2011. This increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221, 97% and US$214, respectively, for the six months ended June 30, 2012, as compared to US$198, 97% and US$192, respectively, for the six months ended June 30, 2011. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$185, 90% and US$167, respectively for the six months ended June 30, 2012, as compared to US$170, 89% and US$151, respectively, for the six months ended June 30, 2011.

Food, beverage and others. Other non-casino revenues for the six months ended June 30, 2012 included food and beverage revenues of US$32.7 million and entertainment, retail and other revenues of approximately US$43.0 million. Other non-casino revenues for the six months ended June 30, 2011 included food and beverage revenues of US$29.3 million and entertainment, retail and other revenues of approximately US$41.2 million. The increase of US$5.2 million in food, beverage and other revenues from the six months ended June 30, 2011 to the six months ended June 30, 2012 was primarily due to higher business volumes associated with an increase in visitation during the period as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$1.72 billion for the six months ended June 30, 2012, representing an increase of US$116.9 million, or 7.3%, from US$1.60 billion for the six months ended June 30, 2011. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams which were in-line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with the Studio City after MCE’s acquisition of a 60% interest in Studio City, including amortization of land use rights and pre-opening costs.

Casino. Casino expenses increased by US$87.9 million, or 6.9%, to US$1.36 billion for the six months ended June 30, 2012 from US$1.27 billion for the six months ended June 30, 2011 primarily due to additional gaming tax and other levies and commission expenses of US$65.4 million as well as other operating costs, such as payroll and promotional expenses of US$22.5 million, which increased as a result of increased casino revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 15.9% to US$7.6 million for the six months ended June 30, 2012 from US$9.0 million for the six months ended June 30, 2011, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses remained stable at US$45.1 million and US$45.7 million for the six months ended June 30, 2012 and 2011, respectively.

General and administrative. General and administrative expenses increased by US$4.3 million, or 4.1%, to US$108.6 million for the six months ended June 30, 2012 from US$104.3 million for the six months ended June 30, 2011, primarily due to an increase in payroll expenses, marketing expenses as well as repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$3.3 million for the six months ended June 30, 2012 as compared to US$1.3 million for the six months ended June 30, 2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2012 related to the administrative costs in connection with the Studio City after MCE’s acquisition of a 60% interest in SCI on July 27, 2011, the opening of The Tasting Room and Signature Club Lounge at City of Dreams, and the introduction of Taboo at Club Cubic. The pre-opening costs for six months ended June 30, 2011 related to the opening of Club Cubic at City of Dreams in April 2011.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2012 and 2011.

Amortization of land use rights. The increase in amortization of land use rights expenses to $28.3 million for the six months ended June 30, 2012 from US$9.8 million for the six months ended June 30, 2011 was primarily due to the inclusion of amortization of land use rights expenses associated with Studio City.

Depreciation and amortization. Depreciation and amortization expense increased by US$4.0 million, or 3.1%, to US$132.1 million for the six months ended June 30, 2012 from US$128.1 million for the six months ended June 30, 2011 primarily due to depreciation of assets progressively added to City of Dreams since the third quarter of 2011.

Property charges and others. Property charges and others for the six months ended June 30, 2012 were US$3.6 million, which mainly related to costs incurred for implementing our streamlined management structure in February 2012. Property charges and others for the six months ended June 30, 2011 were US$1.0 million, which were related to a donation made to support relief efforts for the Japan earthquake.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, net foreign exchange gain, change in fair value of interest rate swap agreements, costs associated with debt modification, loss on extinguishment of debt, and reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, as well as other non-operating income, net.

Interest income was US$5.3 million for the six months ended June 30, 2012, as compared to US$0.9 million for the six months ended June 30, 2011. The significant increase is primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance during the six months ended June 30, 2012.

Interest expenses were US$51.4 million, net of capitalized interest of US$4.5 million for the six months ended June 30, 2012, compared to US$54.9 million with no interest capitalized for the six months ended June 30, 2011. The decrease in net interest expenses (net of interest capitalization) of US$3.5 million was primarily due to higher interest capitalization of US$4.5 million associated with the Studio City construction and development project which resumed after our acquisition of 60% interest in SCI on July 27, 2011, together with decreases of interest charges of US$6.3 million and US$2.4 million, associated with the expiration of interest rate swaps agreements throughout the six months ended June 30, 2012, as well as a lower interest rate margin and lower outstanding balance on our 2011 Credit Facilities as a result of a repayment made during the six months ended June 30, 2011. This decrease in net interest expenses was offset in part by US$8.9 million due to a full half year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May 2011.

Other finance costs for the six months ended June 30, 2012 of US$7.0 million, included US$6.3 million of amortization of deferred financing costs and loan commitment fees of US$0.7 million. Other finance costs for the six months ended June 30, 2011 of US$8.7 million, included US$8.2 million of amortization of deferred financing costs and loan commitment fees of US$0.5 million. The decrease in amortization of deferred financing costs compared to the six months ended June 30, 2011 was primarily due to lower deferred costs incurred with the amendment of our City of Dreams Project Facility on June 30, 2011 as the 2011 Credit Facilities, which were offset in part by the recognition of a full half year of amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011. The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the six months ended June 30, 2011. There was no loss on extinguishment of debt for the six months ended June 30, 2012.

The reclassification of US$4.3 million related to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statement of operations for the six months ended June 30, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Income tax credit (expenses)

The effective tax rate for the six months ended June 30, 2012 was a negative rate of 0.5%, as compared to a positive rate of 0.1% for the six months ended June 30, 2011. Such rates for the six months ended June 30, 2012 and 2011 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the six months ended June 30, 2012 and 2011 and the effect of a tax holiday of US$41.6 million and US$25.3 million on the net income of our Macau gaming operations during the six months ended June 30, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interest of US$7.4 million for the six months ended June 30, 2012 was due to the share of the Studio City expenses by the minority shareholder for the six months ended June 30, 2012.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$204.4 million for the six months ended June 30, 2012, compared to net income of US$73.8 million for the six months ended June 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of June 30, 2012, we held unrestricted and restricted cash and cash equivalents of approximately US$1,472.7 million and US$361.1 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The current portion of restricted cash as of June 30, 2012 of RMB2.3 billion (approximately US$361.1 million) represents the RMB Bonds proceeds deposited into a bank account for securing the Deposit-Linked Loan, which will be utilized for the future RMB Bonds repayments.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2012	2011
	(in thousands of US$)
Net cash provided by operating activities	$394,770	$320,820
Net cash used in investing activities	(186,308)	(295,717)
Net cash provided by financing activities	105,453	559,651
Effect of foreign exchange on cash and cash equivalents	787	174

Net increase in cash and cash equivalents	314,702	584,928
Cash and cash equivalents at beginning of period	1,158,024	441,923

Cash and cash equivalents at end of period	$1,472,726	$1,026,851

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$394.8 million for the six months ended June 30, 2012, compared to US$320.8 million for the six months ended June 30, 2011. The increase in net cash provided by operating activities was mainly attributable to improvement in casino revenues as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$186.3 million for the six months ended June 30, 2012, compared to US$295.7 million for the six months ended June 30, 2011. There was an increase in restricted cash of US$198.5 million and a deposit payment of US$65.0 million for the acquisition of a 60% equity interest in SCI during the six months ended June 30, 2011, whereas there were no such investing cash flows during the six months ended June 30, 2012.

The net increase of US$198.5 million in the amount of restricted cash for the six months ended June 30, 2011 was primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$10.8 million to unrestricted cash upon the completion of an amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditures payments for the six months ended June 30, 2012 were US$79.9 million in comparison to US$22.9 million paid in the six months ended June 30, 2011. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City. In addition, we paid US$59.4 million for the acquisition of property and equipment, including an aircraft to be used primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. We also paid US$35.4 million and US$7.9 million for the scheduled installment of City of Dreams’ and Studio City’s land premium payment, respectively, during the six months ended June 30, 2012, compared to US$7.6 million for the scheduled installment of City of Dreams’ land premium payment during the six months ended June 30, 2011.

The following table sets forth our capital expenditures by segment for the six months ended June 30, 2012 and 2011.

	Six Months Ended June 30,
	2012	2011
	(in thousands of US$)
Mocha Clubs	$3,687	$—
Altira Macau	2,090	3,462
City of Dreams	52,970	12,296
Studio City	41,326	—
Corporate and Others	260	67

Total capital expenditures	$100,333	$15,825

Our capital expenditures for the six months ended June 30, 2012 increased significantly primarily due to the development of City of Dreams and Studio City.

Financing Activities

Net cash provided by financing activities amounted to US$105.5 million for the six months ended June 30, 2012, primarily due to the proceeds from the drawdown of US$43.0 million from our Aircraft Term Loan (as defined below) in June 2012 and the capital injection of US$60.0 million in January 2012 from SCI minority shareholder, in accordance with our shareholder agreement.

Net cash provided by financing activities amounted to US$559.7 million for the six months ended June 30, 2011, primarily due to proceeds from the issuance of the RMB Bonds and draw down of the Deposit-Linked Loan totaling US$706.6 million in May 2011, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$34.0 million.

Indebtedness

The following table presents a summary of our indebtedness as of June 30, 2012:

As of June 30, 2012
(in thousands of US$)
2011 Credit Facilities	$1,014,729
Senior Notes, net(1)	593,556
RMB Bonds	361,082
Deposit-Linked Loan	353,278
Aircraft Term Loan	43,000

$2,365,645

Note:

(1)	Net of unamortized issue discount.

Major changes in our indebtedness during the six months ended June 30, 2012 are summarized below.

In June 2012, our indirectly wholly-owned subsidiary entered into a term loan credit facility for US$43 million, with an interest rate of London Interbank Offered Rate plus a margin of 2.80% per annum and maturity date of June 27, 2019, to finance part of the acquisition of an aircraft (the “Aircraft Term Loan”). As of June 30, 2012, the Aircraft Term Loan facility has been fully drawn down.

During the six months ended June 30, 2012, all outstanding interest rate swap agreements in connection with our City of Dreams Project Facility, expired.

In May 2012, we entered into a RMB forward exchange rate contract for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure.

For further details of the above indebtedness, please refer to note 11 to the consolidated financial statements included in our 2011 annual report dated April 19, 2012, and note 5 of our unaudited condensed consolidated financial statements in this announcement, which include information regarding the type of debt and equity facilities used, the maturity profile of debt, the currency and interest rate structure, assets charged and the nature and extent of any restrictions on the ability of our subsidiaries to transfer funds to our Company in form of cash dividends, loans or advance.

Our 2011 Credit Facilities, Senior Notes, RMB Bonds and Aircraft Term Loan contain obligations regarding our Share ownership, including obligations regarding a change of control of our Shares owned collectively by Melco and Crown and could result in our inability to draw loans or cause events of default under our indebtedness, or an obligation to prepay the facility in full, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to redeem the RMB Bonds. Please refer to page 42 of our 2011 annual report dated April 19, 2012 and note 5 to the unaudited condensed consolidated financial statements in this announcement for further details.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City and the next phase of City of Dreams as well as our Philippines project.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

On July 27, 2011, we acquired a 60% equity interest in SCI. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of June 30, 2012, we had incurred approximately US$66.2 million (excluding the cost of land) for the development of Studio City since our acquisition of a 60% equity interest in SCI on July 27, 2011, primarily for site preparation costs and design and consultation fees.

On July 5, 2012, we entered into a memorandum of agreement whereby we agreed with certain Philippine parties to negotiate in good faith, and sign upon the satisfaction of various conditions, the consortium agreement, which would include the agreed form of certain definitive agreements for the leasing, development, operation and management of certain parcels of land located in the Philippines as a casino, hotel, retail and entertainment resort. Please refer to our announcement dated July 5, 2012 for further details.

Our share of contribution towards the cost of this project up to the time of opening is estimated to be approximately US$580 million, consisting of funds primarily for capital expenditures, working capital for initial opening, pre-funded interest, and other pre-opening expenses, contributed by a combination of cash, Group cash flows and debt financing. It is expected that a loan facility of approximately US$320 million may be made available to us to partially finance the project.

We continue to evaluate and progress the design and development plan for the next phase of our development plan at City of Dreams, which we currently expect to include, subject to government approvals, a luxury hotel.

Both Studio City and the next phase of City of Dreams are subject to further financing. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of June 30, 2012, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling US$115.2 million. In addition, we have contingent liabilities arising in the ordinary course of business.

As of June 30, 2012 and December 31, 2011, our gearing ratios were 35.5% and 37.1%, respectively. Our gearing ratio decreased slightly as of June 30, 2012, primarily as a result of increased cash and cash equivalents due to the growth of our business.

Melco Crown Gaming has a rating of “BB” by Standard & Poor’s and a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30,
	2012	2011
OPERATING REVENUES
Casino	$1,896,834	$1,692,361
Rooms	57,468	49,323
Food and beverage	32,696	29,329
Entertainment, retail and others	43,027	41,179

Gross revenues	2,030,025	1,812,192
Less: promotional allowances	(64,655)	(45,650)

Net revenues	1,965,370	1,766,542

OPERATING COSTS AND EXPENSES
Casino	(1,361,698)	(1,273,763)
Rooms	(7,586)	(9,024)
Food and beverage	(14,365)	(16,543)
Entertainment, retail and others	(30,764)	(29,158)
General and administrative	(108,631)	(104,314)
Pre-opening costs	(3,300)	(1,285)
Development costs	(568)	(1,110)
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(28,318)	(9,763)
Depreciation and amortization	(132,128)	(128,136)
Property charges and others	(3,616)	(1,025)

Total operating costs and expenses	(1,719,593)	(1,602,740)

OPERATING INCOME	$245,777	$163,802

	Six Months Ended June 30,
	2012	2011
NON-OPERATING EXPENSES
Interest income	$5,314	$864
Interest expenses, net of capitalized interest	(51,376)	(54,860)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	(4,310)
Change in fair value of interest rate swap agreements	363	—
Amortization of deferred financing costs	(6,324)	(8,220)
Loan commitment fees	(658)	(461)
Foreign exchange gain, net	1,639	191
Other income, net	1,134	2,064
Loss on extinguishment of debt	—	(25,193)

Total non-operating expenses	(49,908)	(89,925)

INCOME BEFORE INCOME TAX	195,869	73,877
INCOME TAX CREDIT (EXPENSE) (Note 6)	1,042	(69)

NET INCOME	196,911	73,808
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	7,442	—

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$204,353	$73,808

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.124	$0.046

Diluted	$0.123	$0.046

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,644,388,593	1,599,631,942

Diluted	1,657,367,600	1,611,770,624

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars, except share and per share data)

	June 30,	December 31,
	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,472,726	$1,158,024
Restricted cash	361,082	—
Accounts receivable, net (Note 3)	311,101	306,500
Amounts due from affiliated companies	790	1,846
Amount due from a shareholder	6	6
Inventories	15,545	15,258
Prepaid expenses and other current assets	32,595	23,882

Total current assets	2,193,845	1,505,516

PROPERTY AND EQUIPMENT, NET	2,626,501	2,655,429
GAMING SUBCONCESSION, NET	570,886	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	128,127	72,858
RESTRICTED CASH	—	364,807
DEFERRED TAX ASSETS	84	24
DEFERRED FINANCING COSTS	36,414	42,738
LAND USE RIGHTS, NET	1,021,577	942,968

TOTAL	$6,663,569	$6,269,980

	June 30,	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 4)	$9,631	$12,023
Accrued expenses and other current liabilities	642,449	588,719
Income tax payable	1,788	1,240
Current portion of long-term debt (Note 5)	719,919	—
Amounts due to affiliated companies	1,450	1,137

Total current liabilities	1,375,237	603,119

LONG-TERM DEBT (Note 5)	1,645,726	2,325,980
OTHER LONG-TERM LIABILITIES	29,174	27,900
DEFERRED TAX LIABILITIES	68,259	70,028
LAND USE RIGHTS PAYABLE	93,994	55,301
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of June 30, 2012 and December 31, 2011 and issued — 1,657,115,300 and 1,653,101,002 shares as of June 30, 2012 and December 31, 2011, respectively)	16,571	16,531
Treasury shares, at US$0.01 par value per share (11,212,024 and 10,552,328 shares as of June 30, 2012 and December 31, 2011, respectively)	(112)	(106)
Additional paid-in capital	3,229,853	3,223,274
Accumulated other comprehensive losses	(1,031)	(1,034)
Accumulated losses	(78,157)	(282,510)

Total Melco Crown Entertainment Limited shareholders’ equity	3,167,124	2,956,155
Noncontrolling interests	284,055	231,497

Total equity	3,451,179	3,187,652

TOTAL	$6,663,569	$6,269,980

NET CURRENT ASSETS	$818,608	$902,397

TOTAL ASSETS LESS CURRENT LIABILITIES	$5,288,332	$5,666,861

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams — an integrated casino resort which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) — a casino and hotel resort which opened in May 2007, Mocha Clubs — non-casino-based operations of electronic gaming machines which have been in operation since September 2003, and has a 60% interest in Studio City, an integrated resort comprising entertainment, retail and gaming facilities, being developed in Macau.

As of June 30, 2012, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The results of operations for the six months ended June 30, 2012 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2011 presented in the unaudited condensed consolidated financial statements are derived from the Company’s audited consolidated financial statements as of December 31, 2011.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

(b)	Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statement of operations. These taxes totaled $974,304 and $912,664 for the six months ended June 30, 2012 and 2011, respectively.

(c)	Net income attributable to the Company per share

Basic net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted-average number of ordinary shares outstanding during the period.

Diluted net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to the Company per share consisted of the following:

	Six Months Ended June 30,
	2012	2011
Weighted-average number of ordinary shares outstanding used in the calculation of basic net income attributable to the Company per share	1,644,388,593	1,599,631,942
Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method	12,979,007	12,138,682

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income attributable to the Company per share	1,657,367,600	1,611,770,624

During the six months ended June 30, 2012 and 2011, 2,191,230 and 621,492 outstanding share options as at June 30, 2012 and 2011, respectively, were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive.

(d)	Recent Changes in Accounting Standards

Newly adopted accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The FASB update clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The adoption of this amended standard was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement and not within a statement of changes in equity and amending other presentation and disclosure requirements concerning comprehensive income. In December 2011, the FASB issued an accounting standard update to defer the requirement to present reclassifications between other comprehensive income or loss and net income or loss. This accounting standard update (as modified) was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is “more-likely-than-not” that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

Recent accounting pronouncement not yet adopted

In July 2012, the FASB issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The amended guidance is effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	June 30, 2012	December 31, 2011
Casino	$406,515	$385,898
Hotel	1,816	3,691
Other	2,648	3,686

Sub-total	$410,979	$393,275
Less: allowance for doubtful debts	(99,878)	(86,775)

	$311,101	$306,500

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	June 30, 2012	December 31, 2011
Current	$206,726	$220,141
1–30 days	54,540	41,571
31–60 days	5,781	3,344
61–90 days	7,191	2,573
Over 90 days	36,863	38,871

	$311,101	$306,500

4.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	June 30, 2012	December 31, 2011
Within 30 days	$8,121	$9,551
31–60 days	422	755
61–90 days	210	1,196
Over 90 days	878	521

	$9,631	$12,023

5.	LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30, 2012	December 31, 2011
2011 Credit Facilities	$1,014,729	$1,014,729
Senior Notes(1)	593,556	593,166
RMB Bonds	361,082	364,807
Deposit-Linked Loan	353,278	353,278
Aircraft Term Loan	43,000	—

	$2,365,645	$2,325,980
Current portion of long-term debt	(719,919)	—

	$1,645,726	$2,325,980

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”, formerly known as MCE Designs and Brands Limited), an indirect wholly-owned subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft. Principal and interest repayments are payable quarterly in arrears commencing September 27, 2012 until maturity on June 27, 2019, interest is calculated based on the London Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The loan is guaranteed by the Company and security includes a first priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of June 30, 2012, the Aircraft Term Loan facility has been fully drawn down and utilized with other Group funds, to fund a deposit of $54,292 towards the purchase of the aircraft. The aircraft was delivered on July 2, 2012. MCE Transportation has also entered into an agreement for the operation and management of the aircraft with a third party.

Total interest on long-term debt consisted of the following:

	Six Months Ended June 30,
	2012	2011
Interest for City of Dreams Project Facility	$—	$13,269
Interest for 2011 Credit Facilities	10,841	—
Interest for Senior Notes	30,750	30,750
Amortization of discount in connection with issuance of Senior Notes	390	353
Interest for RMB Bonds	6,794	1,852
Interest for Deposit-Linked Loan	5,073	1,143

	$53,848	$47,367
Interest capitalized	(4,465)	—

	$49,383	$47,367

During the six months ended June 30, 2012 and 2011, the Group’s average borrowing rates were approximately 4.93% and 5.83% per annum, respectively.

Scheduled maturities of the Group’s long-term debt as of June 30, 2012 are as follows:

Six months ending December 31, 2012	$2,757
Year ending December 31, 2013	848,370
Year ending December 31, 2014	262,555
Year ending December 31, 2015	262,748
Year ending December 31, 2016	379,166
Over 2016(2)	610,049

$2,365,645

Notes:

(1)	Net of unamortized issue discount for the Senior Notes of approximately $6,444 and $6,834 as of June 30, 2012 and December 31, 2011, respectively.
(2)	Net of unamortized issue discount for the Senior Notes of approximately $6,444 as of June 30, 2012.

6.	INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the six months ended June 30, 2012 and 2011.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

During the six months ended June 30, 2012 and 2011, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, the Group’s unaudited consolidated net income attributable to the Company for the six months ended June 30, 2012 and 2011 would have been decreased by $41,625 and $25,293, respectively, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.025 per share for the six months ended June 30, 2012 and $0.016 per share for the six months ended June 30, 2011. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its subconcession agreement.

The provision for income tax consisted of:

	Six Months Ended June 30,
	2012	2011
Income tax provision for current period:
Macau Complementary Tax	$99	$103
Hong Kong Profits Tax	497	516
Profits tax in other jurisdictions	187	106

Sub-total	$783	$725

(Over) under provision of income tax in prior years:
Hong Kong Profits Tax	$(1)	$—
Profits tax in other jurisdictions	5	4

Sub-total	$4	$4

Deferred tax credit:
Macau Complementary Tax	$(1,767)	$(577)
Hong Kong Profits Tax	(60)	(82)
Profits tax in other jurisdictions	(2)	(1)

Sub-total	$(1,829)	$(660)

Total income tax (credit) expense	$(1,042)	$69

The effective tax rates for the six months ended June 30, 2012 and 2011 were negative rate of 0.5% and positive rate of 0.1%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the six months ended June 30, 2012 and 2011, and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs.

7.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2012 and 2011, the Group entered into the following significant related party transactions:

		Six Months Ended June 30,
Related companies	Nature of transactions	2012	2011
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules

Crown’s subsidiary	Consultancy fee expense	$215	$257
	Purchase of property and equipment	159	—
	Software license fee expense	156	—
	Other service fee income	21	22

Lisboa Holdings Limited(1)	Office rental expense	578	746

Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	—	7
	Consultancy fee expense	231	227
	Management fees expense	7	7
	Office rental expense	293	266
	Operating and office supplies expenses	—	2
	Purchase of property and equipment	490	171
	Service fee expense(2)	289	261
	Other service fee income	157	145
	Rooms and food and beverage income	72	18

Shun Tak Holdings Limited and its subsidiaries(1)	Office rental expense	68	62
	Operating and office supplies expenses	13	10
	Purchase of property and equipment	—	6
	Traveling expense(3) (4)	1,477	1,243
	Rooms and food and beverage income	35	160

Sky Shuttle Helicopters Limited(1)	Traveling expense	737	993

		Six Months Ended June 30,
Related companies	Nature of transactions	2012	2011
Sociedade de Jogos de Macau S.A.(1)	Traveling expense capitalized in construction in progress(3)	1	1
	Traveling expense recognized as expense(3)	178	313

Sociedade de Turismo e Diversões de Macau, S.A.	Advertising and promotional expenses	38	39
and its subsidiaries(1)	Office rental expense	701	130
	Service fee expense	89	—
	Traveling expense capitalized in construction in progress(3)	3	—
	Traveling expense recognized as expense(3)	19	97

Transactions with shareholders that constituted connected transactions under Chapter 14A of the Listing Rules

Crown	Interest charges expense	—	50
	Other service fee income	—	4
	Rooms and food and beverage income	—	39

Melco	Interest charges expense	—	89
	Rooms and food and beverage income	—	15

Notes:

(1)	Companies in which a relative/relatives of Mr. Lawrence Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(4)	The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

8.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

	June 30, 2012	December 31, 2011
Mocha Clubs	$176,473	$174,404
Altira Macau	660,140	577,145
City of Dreams	3,256,956	3,103,458
Studio City	927,108	713,637
Corporate and Others	1,642,892	1,701,336

Total consolidated assets	$6,663,569	$6,269,980

Capital Expenditures

	Six Months Ended June 30,
	2012	2011
Mocha Clubs	$3,687	$—
Altira Macau	2,090	3,462
City of Dreams	52,970	12,296
Studio City	41,326	—
Corporate and Others	260	67

Total capital expenditures	$100,333	$15,825

For the six months ended June 30, 2012 and 2011, there was no single customer that contributed more than 10% of the total revenues.

The Group’s segment information on its results of operations for the following periods is as follows:

	Six Months Ended June 30,
	2012	2011
NET REVENUES
Mocha Clubs	$72,446	$66,142
Altira Macau	469,368	576,952
City of Dreams	1,401,033	1,108,276
Studio City	—	—
Corporate and Others	22,523	15,172

Total net revenues	$1,965,370	$1,766,542

ADJUSTED PROPERTY EBITDA(1)
Mocha Clubs	$18,646	$21,389
Altira Macau	81,064	114,132
City of Dreams	382,282	237,352
Studio City	(202)	—

Total adjusted property EBITDA	481,790	372,873

OPERATING COSTS AND EXPENSES
Pre-opening costs	(3,300)	(1,285)
Development costs	(568)	(1,110)
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(28,318)	(9,763)
Depreciation and amortization	(132,128)	(128,136)
Share-based compensation	(4,032)	(3,856)
Property charges and others	(3,616)	(1,025)
Corporate and others expenses	(35,432)	(35,277)

Total operating costs and expenses	(236,013)	(209,071)

OPERATING INCOME	$245,777	$163,802

	Six Months Ended June 30,
	2012	2011
NON-OPERATING EXPENSES
Interest income	$5,314	$864
Interest expenses, net of capitalized interest	(51,376)	(54,860)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	(4,310)
Change in fair value of interest rate swap agreements	363	—
Amortization of deferred financing costs	(6,324)	(8,220)
Loan commitment fees	(658)	(461)
Foreign exchange gain, net	1,639	191
Other income, net	1,134	2,064
Loss on extinguishment of debt	—	(25,193)

Total non-operating expenses	(49,908)	(89,925)

INCOME BEFORE INCOME TAX	195,869	73,877
INCOME TAX CREDIT (EXPENSE)	1,042	(69)

NET INCOME	196,911	73,808
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	7,442	—

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$204,353	$73,808

Note:
(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

9.	DISTRIBUTION OF PROFITS

During the six months ended June 30, 2012 and 2011, the Company did not declare or pay any dividends. No dividends have been proposed since the end of the reporting period.

10.	SUBSEQUENT EVENTS

The Philippines Project

On July 5, 2012, MCE through its wholly-owned subsidiary, MPEL Projects Limited (“MPEL Projects”), entered into a memorandum of agreement (the “MOA”) with certain Philippine parties (collectively, the “Philippine Parties”) (the Philippine Parties and upon signing of the Consortium Agreement (as defined below), MPEL Projects or its designated nominee are collectively referred to as the “Consortium”), to negotiate in good faith and sign upon the satisfaction of various conditions precedent within sixty (60) days or such other date as may be mutually agreed, a consortium agreement, which would include the agreed form of certain definitive agreements for the leasing, development, operation and management of certain parcels of land located in Manila, Philippines, as a casino, hotel, retail and entertainment resort (the “Consortium Agreement”). The execution of the Consortium Agreement is conditional upon registration of the project site as a tourism economic zone by the Philippine Economic Zone Authority. The Philippine Amusement and Gaming Corporation (“PAGCOR”) has issued a provisional license to the Consortium and intends to issue a regular casino gaming license upon satisfaction of certain conditions referred to in the provisional license. MPEL Projects or its designated nominee shall also be included as a member-licensee of the provisional license. The MOA is legally binding. On signing of the Consortium Agreement, the MOA shall terminate and be superseded by the Consortium Agreement. MPEL Projects or an affiliated party will operate the gaming and non-gaming operations as lessee.

Under the terms of the provisional license, PAGCOR requires the Consortium to make a minimum investment of $650,000 at the start of commercial operations and a total of $1,000,000 for the entire project. MPEL Projects or its designated nominee will also be required to contribute to this investment by a combination of cash, Group cash flow and debt financing.

11.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. For the six months ended June 30, 2012, there were no material changes to the nature of those significant differences described in the Company’s annual consolidated financial statements for the year ended December 31, 2011, and their financial impact on net income attributable to the Company for the six months ended June 30, 2012 and the Company’s shareholders’ equity as of June 30, 2012 are summarized as follows:

	Six Months Ended June 30,
	2012	2011
Net income attributable to the Company as reported under U.S. GAAP	$204,353	$73,808

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	16,615	—
Additional capitalization of borrowing costs as property and equipment	612	—
Reversal of deferred tax in relation to land use rights	(1,851)	(390)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	2,347	470
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(1,013)	(1,013)
Additional share-based compensation recognized	(104)	(476)
Reduction in amortization of deferred financing costs	3,549	—
Financing costs recognized as part of loss on extinguishment of debt	—	(27,642)
Reduction in net loss attributable to noncontrolling interests	(6,812)	—

Net income attributable to the Company as reported under IFRS	$217,696	$44,757

	June 30, 2012	December 31, 2011
The Company’s shareholders’ equity as reported under U.S. GAAP	$3,167,124	$2,956,155

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	77,758	61,143
Additional capitalization of borrowing costs as property and equipment	2,318	1,706
Reduction in amortization of deferred financing costs	6,935	3,386
Reversal of deferred tax in relation to land use rights	(13,006)	(11,155)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	9,694	7,347
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(6,610)	(5,597)
Financing costs recognized as part of loss on extinguishment of debt	(29,328)	(29,328)
Reduction in net loss attributable to noncontrolling interests	(12,032)	(5,220)

The Company’s shareholders’ equity as reported under IFRS	$3,202,853	$2,978,437

CODE ON CORPORATE GOVERNANCE PRACTICES

Our Company is committed to conduct our business consistent with the highest standards of corporate governance practices and procedures and has adopted its own corporate governance principles and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code has been amended to fully address the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) as stated in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ. In addition, our Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all provisions in the Corporate Governance Code for the six months ended June 30, 2012, except for the following deviations:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive directors should be appointed for specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors are not appointed for specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ services are appropriate given that the Directors ought to be committed to representing the long term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to approve continuation of non-executive Directors’ offices.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY’S LISTED SECURITIES

During the six months ended June 30, 2012, neither our Company nor any of its subsidiaries had purchased, sold or redeemed any of our Company’s listed securities.

REVIEW OF UNAUDITED INTERIM FINANCIAL INFORMATION

The Group’s unaudited condensed consolidated financial statements have been reviewed and approved by the Company’s audit committee, comprised of three independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie and reviewed by the Groups’ external auditors in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

INTERIM REPORT

The interim report of the Company for the six months ended June 30, 2012 will be published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) as well as the website of the Company (www.melco-crown.com) and will be dispatched to Shareholders of the Company in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

ABOUT MELCO CROWN ENTERTAINMENT LIMITED

Melco Crown Entertainment, with its shares listed on the Main Board of the Hong Kong Stock Exchange (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco and Crown. Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a non-executive Director of Melco Crown Entertainment.

BOARD OF DIRECTORS

As of the date of this announcement, the executive Director of the Company is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

By Order of the Board of
Melco Crown Entertainment Limited

Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer
Macau, August 27, 2012

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.